Samuel H. Pilch
Group Vice President and
Controller
Allstate Life Insurance Company

August 1, 2007

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 6010

Re:	Allstate Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 13, 2007
Form 8-K dated April 23, 2007
Filed on April 23, 2007
File No. 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated June 29, 2007, to Mr. John C. Pintozzi, Vice President and Chief Financial Officer of Allstate Life Insurance Company with respect to the above-referenced filing.

For your convenience, we have set forth the comment from your letter in bold typeface and appearing below it is the disclosure information requested.

General

1.              Please explain why excluding the information required by Item 302 of Regulation S-K was considered appropriate.  Provide to us this information in disclosure-type format if you conclude that this disclosure is required.

Thank you for bringing this disclosure to our attention. The Company will provide the disclosure information below in our second quarter 10-Q.   Item 8 of Form 10-K requires that registrants with securities registered pursuant to section 12(b) or 12 (g) of the Exchange Act provide the selected quarterly financial data specified in Item 302 of Regulation S-K.

The Company has securities registered under section 12(g) of the Exchange Act which are its $227 par value common stock. All of the outstanding shares are privately owned by Allstate Insurance Company.  This disclosure information is intended for the benefit of the investors in the applicable equity securities. The securities are wholly owned by the parent company which has full access to the information.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(in millions)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	$1,349	$1,290	$1,360	$1,315	$1,352	$1,347	$1,502	$1,327
Income before cumulative effect of change in accounting principle, after-tax	96	68	56	87	122	159	154	103
Net income	96	68	56	87	122	159	154	103

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.              Please tell us why your use of “Investment margin,” “Benefit margin,” and “Gross margin” as performance measures in your annual report are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K.  Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors.  The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures.  Rather, the justification for the use of these measures must be substantive.  Please refer to SAB 107 and to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm  issued on June 13, 2003.  Provide to us revisions to your disclosures in disclosure-type format.

Provide to us revisions to your disclosures in disclosure-type format.

The Company will include the following expanded disclosure in its second quarter 2007 Form 10-Q.  Changes are marked from the first quarter disclosure.

Gross margin, a non-GAAP measure, is comprised of premiums and contract charges, and net investment income, less contract benefits and interest credited to contractholder funds excluding amortization of DSI. Gross margin also includes periodic settlements and accruals on certain non-hedge derivative instruments (see additional discussion under “investment margin”).  ~~We use g~~ Gross margin ~~a~~is a component of our evaluation of the profitability of our life insurance and financial product portfolio. ~~Additionally, for many of our products, including fixed annuities, variable life and annuities, and interest sensitive life insurance, the amortization of DAC and DSI is determined based on actual and expected gross margin~~. Gross margin is comprised of three components that are utilized to further analyze the business: investment margin, benefit margin, and contract charges and fees.  We use gross margin to evaluate the performance of the business.  We believe gross margin and its components are also useful to investors because they allow for the evaluation of income components separately and in the aggregate when reviewing performance.  This actuarial analysis, which is commonly employed throughout the life insurance industry, measures the difference between product premiums and accrued policy benefits and between net investment income and interest credited to both contractholder funds and insurance reserves.  It reveals the integrity and propriety of the pricing assumptions and financial performance.  Additionally, for many of our products, including fixed annuities, variable life, and interest-sensitive life insurance, the amortization of DAC and DSI is determined based on actual and expected gross margin. Variability of our results may be caused by this amortization which may be the result of gross margin variability.  The analysis of gross margin and its components separately and in the aggregate provide transparency to our results of operations. We also employ gross profit analysis to evaluate our major products’ financial performance.  For a single segment entity, this combined presentation facilitates a better understanding of our financial performance.  Gross margin, investment margin and benefit margin should not be considered as a substitute for net income and do not reflect the overall profitability of the business.  Net income is the GAAP measure that is most directly comparable to these margins.  Gross margin is best considered in its context as a component of net income and is presented as such and is reconciled to GAAP net income in the table above.

Form 8-K dated April 23, 2007

3.              The financial measures “Operating Income” and “Operating income return on equity” exclude certain recurring items and their exclusion appears to smooth earnings.  While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that non-GAAP measures that have the effect of smoothing earnings are appropriate.  Your disclosure regarding these measures does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K.  Please refer to Instruction 2 to Item 2.02 of Form 8-K.  The disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of these measures provides useful information to investors regarding your financial condition and results of operations.  The justification for the use of these measures must be substantive.  Please tell us the following in disclosure-type format:

•                  the economic substance behind management’s decision to use these measures;

•                  the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measures; and,

•                  the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

The Company included the following expanded disclosure in its Form 8-K dated July 24, 2007.  Changes are marked from the April 23, 2007 8-K disclosure.

Operating income is net income, excluding:

•      realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income,

•      amortization of DAC and deferred sales inducements (“DSI”), to the extent they resulted from the recognition of certain realized capital gains and losses,

•      (loss) gain on disposition of operations, after-tax, and

•      adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income is the GAAP measure that is most directly comparable to operating income.

We use operating income as an important measure to evaluate our results of operations.  We believe that the measure provides investors with a valuable measure of the company’s ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, (loss) gain on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items.  Realized capital gains and losses and (loss) gain on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process.  Consistent with our intent to protect results or earn additional income, including to enhance or maintain investment margin, operating income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes.  These instruments are used for economic hedges and to replicate fixed income securities, and by including them in operating income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments.  Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends.  Accordingly operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business.  A byproduct of excluding these items to determine operating income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods.  Operating income is used by management along with the other components of net income to assess our performance. We use adjusted measures of operating income in incentive compensation.  Therefore, we believe it is useful for investors to evaluate net income, operating income and their~~se~~ components separately and in the aggregate when reviewing and evaluating our performance. ~~We use adjusted measures of operating income in incentive compensation.~~ We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income results in their evaluation of our and our industry’s financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management’s performance.  Operating income should not be considered as a substitute for net income and does not reflect the overall profitability of our business.

Operating income return on equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month operating income by the average of shareholder’s equity at the beginning and at the end of the 12-month period, after excluding the effect of unrealized net capital gains. Return on equity is the most directly comparable GAAP measure.  We use operating income as the numerator for the same reasons we use operating income, as discussed above,  We use average shareholder’s equity excluding the effect of unrealized net capital gains for the denominator as a representation of shareholder’s equity primarily attributable to the company’s earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which is unrelated to the insurance underwriting process.  We use it to supplement our evaluation of net income and return on equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with net income return on equity because it eliminates the effect of items that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management:  the after-tax effects of realized and unrealized capital gains and losses, and the cumulative effect of change in accounting principle~~and~~.  In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine operating income return on equity from return on equity is the transparency and understanding of their significance to return on equity variability and profitability while recognizing these or similar items may recur in subsequent periods.  Therefore, we believe it is useful for investors to have operating income return on equity and return on equity when evaluating our performance.  We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income return on equity results in their evaluation of our and our industry’s financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management’s utilization of capital.  Operating income return on equity should not be considered as a substitute for net income and does not reflect the overall profitability of our business. ~~Return on equity is the most directly comparable GAAP measure.~~

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at
(847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company